Delisting Determination, The Nasdaq Stock Market, LLC,
October 27, 2021,  Sequential Brands Group, Inc. The Nasdaq
Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Teligent, Inc. (the Company), effective at the opening of the trading session on November 8, 2021. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(a)(1).
The Company was notified of the Staff determination on October 7, 2021. The Company did not appeal the Staff determination to the Hearings Panel. The Listing Council did not call the matter for review. The Staff determination to delist the Company common stock became final on October 14, 2021.